[redacted]

SECUR 07001393 ION

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mk 3/1

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 13 2007 WASH., D.C. 210

SEC FILE NUMBER

8- 65258

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANTRUST SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3805 EDWARDS ROAD SUITE 130

(No. and Street)

| CINCINNATI | OHIO | 45209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aref Bsisu 513-731-6195

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

| 900 Smith Road Suite 500 | Cincinnati | Ohio | 45209 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 08 2007

THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BD 3/7

# OATH OR AFFIRMATION

I, Aref W. Bsisu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANTRUST SECURITIES, INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMANDA WARD
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 08/15/2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

**LANTRUST SECURITIES INC.**

December 31, 2006

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Cincinnati, Ohio
January 19, 2007

Report pursuant to rule 17a-5(d) and report of independent registered public accounting firm

**LANTRUST SECURITIES, INC.**

December 31, 2006

CONTENTS

## LANTRUST SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

December 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 20,543 |
| Office equipment - net of accumulated depreciation | | 6,514 |
| Total assets | $ | **27,057** |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 783 |
| Stockholders' equity | | |
| Common stock, no par value; 1,500 shares authorized, issued and outstanding | | - |
| Contributed capital | | 50,000 |
| Accumulated deficit | | (23,726) |
| Total stockholders' equity | | 26,274 |
| Total liabilities and stockholders' equity | $ | **27,057** |

The accompanying notes are an integral part of this statement.

## LANTRUST SECURITIES, INC.

## STATEMENT OF OPERATIONS

For the year ended December 31, 2006

| | | |
|---|---|---|
| Placement revenue | $ | 173,244 |
| Expenses | | |
| Rent expense | | 8,400 |
| Selling, general and administrative | | 178,337 |
| Equipment and maintenance | | 9,163 |
| Total expenses | | 195,900 |
| Net loss | $ | **(22,656)** |

The accompanying notes are an integral part of this statement.

## LANTRUST SECURITIES, INC.

## STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2006

| | Common stock | Paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2006 | $ - | $ 50,000 | $ (1,070) | $ 48,930 |
| Net loss for the year | | | (22,656) | (22,656) |
| Balance at December 31, 2006 | $ - | $ **50,000** | $ **(23,726)** | $ **26,274** |

The accompanying notes are an integral part of this statement.

## LANTRUST SECURITIES, INC.

## STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss for the year | $ | (22,656) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 2,008 |
| Decrease in cash, due to changes in accounts payable | | (4,457) |
| Net cash used in operating activities | | (25,105) |
| Cash flows from investing and financing activities | | - |
| Decrease in cash and cash equivalents | | (25,105) |
| Cash and cash equivalents at beginning of year | | 45,648 |
| Cash and cash equivalents at end of year | $ | **20,543** |

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

## NOTE A – SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

LANTRUST SECURITIES, INC. (the Company), an Ohio corporation, was incorporated on January 2, 2002. The Company is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc. (the "NASD"). The Company became a member of the NASD in 2002.

The Company earns revenue from commission fees by acting as a securities broker-dealer and placement agent for the sale of preferred units of real estate investment trusts and other regulation D private placements.

2. Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash in a commercial bank deposit account.

3. Commissions and Other Fees

Commission income is generated from securities transactions executed on behalf of clients. Commissions are recognized as earned, based upon a pre-determined percentage of gross sale proceeds and negotiated placement fees.

4. Income Taxes

The Company has elected S-Corporation status for income tax purposes. As an S-Corporation, the Company does not pay corporate federal and state income taxes on its taxable income; rather the stockholders are liable for income taxes.

5. Office Equipment

Office equipment is carried at cost and includes expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful lives of the assets, estimated to be five to ten years for furniture and equipment. At December 31, 2006, the Company's office equipment had an original cost of approximately $10,600 and accumulated depreciation of approximately $4,100.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LANTRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006

## NOTE B – RELATED PARTY TRANSACTIONS

The Company acts as a placement agent for Lantrust Real Estate Group, LLC in connection with a private offering memorandum. The management of the Company maintains ownership interests in Lantrust Real Estate Group, LLC and Covington Square, LLC, which collectively constitute a significant percentage of the Company's business operations during the year ended December 31, 2006.

The Company has entered into a lease agreement with Lantrust Real Estate Group, LLC for its office space under an operating lease which, as subsequently modified, will expire in 2012. The lease terms require the Company to remit $500 per month through the expiration date. The Company also pays $200 per month for use of office technology. Total rent and technology costs paid to this the real estate affiliate totaled $8,400 for the year ended December 31, 2006. Effective January 1, 2007, the total expense under this lease will be $6,000 annually.

## NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement.

At December 31, 2006, the Company's net capital, as defined, was $19,760, which was $14,760 in excess of the minimum net capital requirement.

SUPPLEMENTAL INFORMATION

## LANTRUST SECURITIES, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2006

| | | | | |
|---|---|---|---|---|
| Capital stock and contributed capital per statement of financial condition | | | $ | 50,000 |
| Deductions | | | | |
| Accumulated deficit | $ | 23,726 | | |
| Prepaid expenses, other assets and non-allowable receivables | | 6,514 | | 30,240 |
| Net capital before haircuts | | | | 19,760 |
| Haircuts on mutual fund securities | | | | - |
| Net capital | | | $ | **19,760** |
| Aggregate indebtedness | | | $ | **783** |
| Ratio of aggregate indebtedness to net capital | | | | **0.04 to 1** |
| Minimum capital required | | | $ | **5,000** |
| Excess of net capital over minimum requirement | | | $ | **14,760** |

END

Grant Thornton

www.grantthornton.com